Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

February 3 2025

Item 3 News Release

The press release attached as Schedule “A” was released on February 3 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9 Date of Report

February 3 2025

Schedule “A”

Bitfarms Provides January 2025 Production and Operations Update

- Operational hashrate of 15.2 EH/s –

-Energized two North American sites, Sharon PA & Baie-Comeau QC-

-Binding LOI with HIVE for sale of 200 MW Yguazu site; Expected Q1 2025 close-

- Acquisition of Stronghold Digital Mining on track for Q1 2025 close –

-Signed agreements with ASG and WWT to develop HPC/AI business-

This news release constitutes a “designated news release” for the purposes of the Company’s second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario (February 3, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global Bitcoin and vertically integrated data center company, today issued its latest monthly production report. All financial references are in U.S. dollars.

CEO Ben Gagnon stated, “2025 is off to a great start. We are on track this quarter to close both our acquisition of Stronghold Digital Mining, Inc. (“Stronghold”) and the strategic sale of our 200 MW Yguazu, Paraguay data center to HIVE Digital Technologies, Ltd. These transactions transform our energy pipeline by immediately rebalancing our portfolio to North America with great assets for both HPC and Bitcoin mining. The accretive sale of Yguazu provides meaningful capital and cost savings associated with the redeployment of miners in the US that will be applied towards our American gigawatt growth pipeline.

“To accelerate our HPC strategy, we recently engaged two expert consultants to launch a formal evaluation of our data centers and the development of our HPC/AI business. These strategic partners are already evaluating Bitfarms energy portfolio for potential partial or total conversion to HPC/AI sites, as well as developing an accelerated sales strategy to market the sites to potential customers. The long-term contracts associated with HPC/AI customers would better monetize many of our North American energy assets with long-term, steady cash flows and earnings streams, creating a powerful and resilient portfolio that will generate shareholder value for years to come.

“Operationally we grew our hashrate by 19% in January to 15.2 EH/s with the energization of two additional sites and further miner deployments at the Stronghold sites. Miner deliveries are ongoing in February with installations scheduled through Q2. When all miners are successfully deployed, we will have 21 EH/s installed across 15 sites in 4 countries. However, due to the underperformance of some of our T21 miners, we are derating our guidance by 14% to 18 EH/s in H1 2025. We are focused on resolving the T21 underperformance to drive better performance across all our sites. Our energy efficiency target of 19 w/TH remains unchanged. Additionally, in order to accommodate potential HPC integration into our Sharon location, the construction timeline is being pushed back from 2025 to 2026 reducing our 2025 YE energized capacity by 80 MW. When combined with the Yguazu sale, our 2025 YE energized capacity is 675 MW,” Ben concluded.

SVP of Global Mining Operations Alex Brammer added, “The 19% increase in monthly hashrate to 15.2 EH/s was achieved by optimizing performance across seven of our data centers and continued miner deployments in the PJM region. For the month overall, our average operational hashrate only increased 1% to 11.2 EH/s, largely due to frequent winter curtailment and increases in hashrate energized later in the month. We expect to continue driving further increases in hashrate and performance through ongoing miner deployments and continued data center optimization initiatives, while taking advantage of improving weather conditions as we move into the shoulder months.

“With the energization of our Sharon site in PJM, we are now officially in the registration process for participation in Economic Demand Response and other grid support programs offered in this deregulated market. Participation in these programs is the first step in a broader energy arbitrage strategy that we will be developing in the coming months across our PJM portfolio. This strategy will be critical to maximizing the value of our PJM assets and will be greatly facilitated by the deployment of a powerful miner and energy strategy management platform, LōD (formerly known as Lincoin). The LōD platform is now deployed at every data center across our global fleet, and it is already driving significant improvements in operational efficiency.”

January 2025 Select Operating Highlights

Key Performance Indicators	January 2025	December 2024	January 2024
Total BTC earned	201	211	357
Month End Operating EH/s	15.2	12.8	6.5
BTC/Avg. EH/s	18	19	60
Average Operating EH/s	11.2	11.1	5.9
Operating Capacity (MW)	386	324	240
Hydropower (MW)	256	256	186
Watts/Terahash Efficiency (w/TH)	20	21	35
BTC Sold	42	147	357

●	15.2 EH/s operational at January 31, 2025, up 19% M/M and up 134% Y/Y.
●	11.2 EH/s average operational, up 90% Y/Y and up 1% M/M.
●	18 BTC/average EH/s, 5% lower M/M and 70% lower Y/Y
●	201 BTC earned, 5% lower M/M and 44% lower Y/Y.
●	6.5 BTC earned daily on average, equal to ~$682,500 per day based on a BTC price of $105,000 at January 31, 2025.
●	Adopted new LōD miner management software driving better performance, enabling energy trading & demand response and incorporates AI management tools.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2025	BTC Earned 2024
January	201	357

January 2025 Financial Update

●	Sold 42 of the 201 BTC earned as part of the Company’s regular treasury management practice for total proceeds of $4.1 million.

●	Added 218 BTC, bringing Treasury to 1,152 BTC, up from 934 BTC last month and representing $121.0 million based on the Bitcoin price of $105,000 at January 31, 2025. This includes the repurchase of 88 BTC from Bitmain for $8.3 million, or $94,500 per BTC, in accordance with the miner upgrade agreement announced on November 12, 2024 and the transfer of 30 BTC to a third party as collateral for active derivatives contracts.

Upcoming Conferences and Events

●	Feb 12, 2025: AGP/ Alliance Global Partners Virtual Tech Conference
●	March 17-18, 2025: 37th Annual ROTH Conference (Dana Point, CA)

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in- house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers.

Bitfarms currently has 13 operating Bitcoin data centers, as well as hosting agreements with two data centers, in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	Y/Y or M/M= year over year or month over month
●	BTC or BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	GW or GWh= Gigawatts or gigawatt hour
●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)
●	Synthetic HODL™ = the use of instruments that create BTC equivalent exposure
●	HPC/AI = High Performance Computing / Artificial Intelligence
●	Energized capacity= Power available
●	Operational capacity= Power and infrastructure being used for current operations
●	PJM= Pennsylvania- New Jersey- Maryland Interconnection LLC

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, deployment of miners as well as the timing therefor, closing of the Stronghold acquisition on a timely basis and on the terms as announced, the positive impact of the Stronghold acquisition and the ability to gain access to additional electrical power and grow hashrate of the Stronghold business, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate and multi-year expansion capacity, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, the benefits of diversification and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; there is no guarantee that the Company will be able to complete the acquisition of Stronghold Digital Mining, Inc. on the terms as announced, or at all; expansion may not materialize as currently anticipated, or at all; the anticipated merits of the HPC/AI strategy, the benefits and programs of the PJM deregulated market and the objectives of diversification in general may not be realized as planned; efforts to improve and optimize the performance of equipment may not be successful; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the restated MD&A for the year-ended December 31, 2023, filed on December 9, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law . Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Additional Information about the Stronghold Acquisition and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms has filed the registration statement with the SEC. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov. Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms' Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold's Investor Relations Department at SDIG@gateway-grp.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Relations Contact:

Bitfarms

Tracy Krumme

SVP, IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contact:

Bitfarms

Caroline Brady Baker

Director, Communications

cbaker@bitfarms.com